Filed by Gramercy Property Trust Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chambers Street Properties

S-4 No.: 333-206871

Date: November 6, 2015

The following is an excerpt of the transcript of a quarterly earnings call held by Gramercy Property Trust, Inc. (“Gramercy”) at 2:00pm Eastern Standard Time on November 4, 2015.

PRESENTATION

Operator

Thank you, everybody, for joining us, and welcome to Gramercy Property Trust Third Quarter 2015 Financial Results Conference Call.  A reminder, presentation materials for the call are posted on the company’s website at gptreit.com in the Investor Relations section under Events and Presentations.  At this time, all participants are in a listen-only mode.  Later, we will conduct a question and answer session.  Please note this conference is being recorded.

The company would like to remind listeners that during the call, management may make forward-looking statements.  Actual results may differ from the predictions that management may make today.  Additional information regarding the factors that could cause such differences appear in the MD&A section of the company’s Form 10-Q and other reports filed with the Securities and Exchange Commission.

Also during today’s conference call, the company may discuss non-GAAP financial measures and as defined by the SEC regulation G.  The GAAP financial measures most directly comparable to each non-GAAP financial measures discussed and a reconciliation of differences between each non-GAAP financial measures and the comparable GAAP financial measure can be found in the company’s press release announcing third quarter earnings, a copy of which can be found on the company’s website.

Before turning the call over to Gordon DuGan, Chief Executive Officer in Gramercy Property Trust, we would like to ask those of you participating in the Q&A portion of the call to please limit your question to two per person.  Thank you, and please go ahead, sir.

. . . .

Gordon DuGan

Thanks, Jon.  Let me just quickly touch on a Europe update and then get to the merger update.  In terms of Europe, you’ve seen some pick up in acquisition activity.  Overall the yield market in Europe is more attractive than in the United States.  There’s a much wider yield differential between where assets yield and underlying long-term borrowing costs.  I would say, however, those yields continue to compress and the expectation today is for Europe to stay in a very low-yield environment long term.

And we would expect potential continued cap rate compression in Europe.  Although, non-prime yields remain very attractive.  And when I say non-prime, I mean non-London, non-Paris, etc., away from where sovereign wealth funds and the like invest capital.  We’re getting real traction with the platform.  That’s one of the reasons you’ve seen a pickup in investment activity.

We’re also very happy with the JV structure.  We think it’s the right way to go.  It takes the FX noise out of our Gramercy balance sheet and income statement here.  And we think a capital-light strategy for Europe is, again, the right way to go.  And then we’re also hoping to, through these assets, through the potential Chamber Street assets, and other acquisitions and pipeline, hope to be in a position to IPO Gramercy Europe in 2016.

There’s so many what-ifs involved with that that I don’t want to—I wouldn’t spend a lot of time speculating about that, but that would be our hope to get to critical mass for a Gramercy Europe IPO at some point in 2016.  But again, a long way from here to there, and a lot that could affect the potentiality of that.

Moving on to the merger update, as probably all of you have seen, final proxies have been filed and mailed.  Voting has just commenced.  We have a December 15th shareholder meeting date with an expected closing of December 17th.  And everything seems to be on track there.

In terms of asset sales, Chamber Street has three assets in the marketplace, all office-related and totaling just under $500 million of potential proceeds.  Call it roughly $500 million.  Those are tracking well and along expectation we hope that one, two, or three of those close either towards the end of this year or early next year.  But that process is proceeding and we’ve seen no backing away of bidders in a very general sense.  It’s early days, but those are three chunkier assets.

In terms of other merger update, we wanted to announce on this call our 2016 outlook for the combined company.  These are, again, this is relatively early for 2016 guidance.  And we also have a lot of moving parts to the plan.  So we’re bringing out what I would call relatively wide guidance.

Expected core FFO of $2.10 to $2.40 per common share.  These are all in GPT basis, obviously.  Expected AFFO of $2.10 to $2.40 per common share on a combined basis as well.  And that’s expecting expected net debt to EBITDA of less than or equal to six times leverage.  That outlook assumes dispositions of the combined companies of around $1 billion, and acquisitions of the combined companies aggregating $1 billion.

And the expected AFFO is shown before deduction for capex.

Two things I would point out on this.  Number one, those numbers assume no external growth at all.  Our hope would be that we’re back in the external growth business before long and that obviously there’s upside if we’re able to access capital at relatively attractive rates and buy assets at relatively attractive rates, so that assumes no external growth at all.

And then the second thing is that we’re going to adjust to narrow the guidance as we go along, as we make progress on the business plan.  I think on the lower end we want to be conservative to reflect the fact that dispositions may happen faster than acquisitions might happen.  And as we go, as we make progress we expect to adjust or narrow the range again, up, down, and narrowing as we go.  But we wanted to get a first level of figures out into the market today.

Secondly we want to talk about dividend outlook.  With the transactions expected to close on December 17th, we expect that both companies will pay pro rata dividends to its common shareholders up to the merger date, and that the combined company subsequent to the merger date will pay a stub dividend to the shareholders through December 31 at the historic Chambers Street dividend rate.  Just to keep moving parts down we thought it best that the stub dividend be paid through December 31.  No investor feels like they’re not getting their dividend that way and it’s a relatively short period, so we felt let’s stick with the historic Chambers Street dividend rate for just that period.

We will—our expectation is to pay dividends in the future, in 2016 quarterly, commencing in the first quarter of 2016, and that the combined company will have a payout ratio consistent with net lease peers which tend to trade in the—tend to payout in the 70% to 80% of AFFO payout ratios.  And consistent with peer group practice, we would expect the same.  I would say that I would probably manage expectations to the lower end of that as we start.  We want to have room as we accomplish the business plan to have as much wiggle room on that, as well as have room to increase the dividend over time if we’re successful with the business plan as we expect to be.

So with that, that is our update on the merger and our results for Q3.  We’ll now turn it over to Q&A.

QUESTIONS AND ANSWERS

Operator

We will now begin the question and answer session.  To ask a question, you may press star then one on your telephone keypad.  If you are using a speakerphone, please pick up your handset prior to pressing the keys.  To withdraw your question, please press star then two.  Again, please limit your question to two per person.  At this time, we will pause momentarily to assemble our roster.

We have a question from Craig Bibb from CJS Securities.  Please go ahead.

Craig Bibb

Hi, Gordon.

Gordon DuGan

Hey, Craig.

Craig Bibb

As you referenced there’s a lot of moving pieces when it comes to the JV European assets at Chambers and Gramercy Europe.  Can you kind of—have you guys in the intervening months since the Investor Day, kind of, narrowed down what the most likely options are?

Gordon DuGan

Yeah, I think we have a much better feel for the variables at our disposal.  As I mentioned three assets are in the marketplace by Chambers Street for sale and have a pretty good sense for where those will perform.  And so, our process will be managing a disposition pace to an acquisition pace.

It doesn’t have to be dollar to dollar.  And making sure that number one the most important metric is performance on the disposition side.  If we’re slower at redeploying, we basically run the business off of a lower leverage level which is a temporary thing while we reacquire assets.

So we’re very comfortable with that and feel we have our arms around the assets and the sequence for the various moving parts.  And while there are a number of moving parts, there aren’t an endless number of moving parts.  We’re talking about in this case, dispositions of three significant assets in the United States, a Gramercy Europe portfolio that we have a very good feel for today, and we’re making good progress on all fronts.

Craig Bibb

Okay.  So the dispositions you’re talking about are in Europe?  Because the question was specific to Europe.

Gordon DuGan

Oh, I’m sorry.  No, the disposition that I referenced, excuse me, were all in the United States.  The Europe piece is — we are in the process of aggregating assets.  We’re buying those as you see in the press releases typically on a one-off basis.

We are—there’s the potential to move the Chambers Street assets that are in JV with Goodman Properties into our Gramercy Europe JV off of the combined balance sheet, but no final determination has been made as to whether that’s the direction we’re going to go or not.  In the meantime, we’re happy owning those assets either directly on our balance sheet or through our Gramercy Europe JV.  I mean, all of our options with respect to that are kind of positive options is how I would say it.

Craig Bibb

Are you in negotiations now with Goodman or are you waiting till the merger is complete?

Gordon DuGan

We’re waiting till the merger’s complete.

Craig Bibb

Okay.  Thanks.

Gordon DuGan

Great.  Thanks, Craig.

Operator

And our next question is from Mitch Germain from JMP Securities.  Please go ahead, sir.

Mitch Germain

Good afternoon, Gordon.

Gordon DuGan

Hey, Mitch.

Mitch Germain

If I am thinking about the dividend the correct way, it’s 70ish% payout on AFFO net of capex, not pre-capex.  Correct?

Gordon DuGan

That’s correct.

Mitch Germain

Great.  And then that billion dollars of asset sales, does that—I guess I’m just confused—would that include the European assets that Chambers Street holds or is that exclusive of that?

Gordon DuGan

That would include it.

Mitch Germain

So, and then—I guess one last question if I could.  Will any of those asset sales include Gramercy properties or are they just Chambers Street?

Gordon DuGan

No, they will include Gramercy properties as well.

Mitch Germain

And anything that is kind of for sale in your mind in the portfolio right now?  That you care to share.

Ben Harris

We have a couple of properties in the market today and we’ll continue to look to harvest certain assets in our portfolio although most of the asset repositioning is coming out of the Chambers Street portfolio.  If you remember, Mitch—

Mitch Germain

Great, appreciate the color.

Ben Harris

Mitch, if you remember when we bought the dividend capital portfolio earlier this year and there were a couple of assets in that portfolio that we acquired with the intention to sell following a repositioning we’ll continue with that plan.  And then also, we sold our first Lifetime asset and we have a second Lifetime asset in the market and may choose to sell additional Lifetimes if—

Gordon DuGan

If we like the pricing basically.

Mitch Germain

Excellent.  Thank you.

Gordon DuGan

Thanks, Mitch.

Operator

And again if you would like to ask a question please press star then one on your touchtone phone.

We have a question from Wilkes Graham from Compass Point.  Please go ahead.

Wilkes Graham

Hey good afternoon, Gordon.

Gordon DuGan

Hey, Wilkes.

Wilkes Graham

Just to follow up on the other questions on guidance—actually before we get to that—can you talk about which of CSGs office assets are for sale?  Or which ones are currently on the market?

Gordon DuGan

I’m looking at my general counsel.

Ben Harris

Prefer not to.

Gordon DuGan

We would prefer not to.

Wilkes Graham

Okay.  And just to clarify on the guidance—

Gordon DuGan

I will say, Wilkes, 70-90 Hudson is included in that.

Wilkes Graham

Is part of that—both of them?

Gordon DuGan

Mm-hmm.

Wilkes Graham

Okay, both of them are part of that 70-90?

Gordon DuGan

Yeah.

Wilkes Graham

Okay.  On the guidance it includes a billion dollars of dispositions but doesn’t include any acquisitions, is that right?

Gordon DuGan

It includes a matching amount of acquisitions—

Wilkes Graham

A matching.

Gordon DuGan

—but no external growth.  No—

Wilkes Graham

Nothing above a billion?

Gordon DuGan

Nothing above a billion and no equity issuance.

Wilkes Graham

Okay.  And do you expect to—can you talk about when from a timing perspective, when you expect to set the new dividend rate?

Gordon DuGan

It’ll be no later than the end of Q1.  It’ll be by March, and it’ll be based upon obviously where we are with the plan but there’s not going to be a huge variance in terms of—I think there’s enough information for investors to get a sense for where that dividend’s coming out.

Wilkes Graham

Yes, okay.  Thank you.

Gordon DuGan

Thanks, Wilkes.

Operator

And our next question is from Dan Donlan from Ladenburg Thalmann.  Please go ahead.

Dan Donlan

Thank you and good afternoon.

Gordon DuGan

Hey, Dan.

Dan Donlan

Hey.  So just going back to the sales comments of a billion dollars in ‘16, that seems to be well ahead of your phase one and phase two.  I think phase—those together were somewhere around like 1.1 or 1.3 or something—

Gordon DuGan

Two.

Dan Donlan

—like that billion.

Gordon DuGan

Yeah.

Dan Donlan

So it sounds like you’re accelerating that.  What’s driving that and am I right to assume that?

Gordon DuGan

I think it’s pretty much in line with expectation.  One of the things—after the sale of this initial swath of assets we’ll have the ability to manage the lever and either sell assets faster or slow them down.  And what I would say is we want to give—when we came out with the phase one info we wanted to give ourselves some room to have some time to do so.

Ben’s giving me notes so I’m looking at them, Dan.  One phase, two assets.  Oh yeah, and one of the phase two assets—those were all phase one assets, they were always intended to be phase one.  One of the phase two assets that we thought would be a later asset will be an earlier asset because it’s ready to sell now.  And we expect to get that in the market.  So some of the accelerations just come from the CSG leasing activity.

Dan Donlan

Okay, so as they’ve got lease extensions and things like that you can sell more term.  That’s—

Gordon DuGan

That’s right.

Dan Donlan

Okay, okay that makes sense.  Okay.  And then just for modeling purposes and I’ll follow up with Jon offline on some other things, but what type of interest rate should we assume on the assets that you’re selling?  What’s the weighted average interest rate on those that you’re selling?

Ben Harris

Do you mean cap rate?

Dan Donlan

No, no.  Like, interest rate on the mortgages associated—

Gordon DuGan

Oh, yeah.

Dan Donlan

—with what you’re going to sell.  I was assuming kind of low to mid fives.

Ben Harris

It varies pretty broadly across different mortgages, but I think I would use 5% as a good proxy.

Dan Donlan

Okay.  Alright and then just—it sounds like I was the last person in the queue so I’m going to ask two more if that’s okay.

Gordon DuGan

Sure thing.  I think Mitch may have gotten back in the queue, but go ahead.  I think it’s more effective this way.

Dan Donlan

Okay.  So just on the same-store NOI, I really appreciate the detail you guys provided on page 14.  And we kind of look at that cash number of $2.4 and that seems fairly high, kind of given standard contract of rent.  Is that more or less a contract type of increase that you guys have there?  Or is there a little bit of occupancy gain there, or is there a little bit of gain from renewing a lease?  I don’t think you had that many renewals this year though, so—

Gordon DuGan

No, we were benefited by a couple of these.  In a lot of these contracts you have a bump every five years and the bump may be 2% a year but it’s every five, so we benefited from a couple of assets having their five-year bump.  So it skewed a little bit high.  We do include—we do in our same-store analysis include all assets that should be in the same-store analysis I would point out, including anything that’s vacated.  So it’s same-store and it benefited from a couple of these five-year bumps.

Ben Harris

The big driver were contract bumps.  There were a couple of small leasing where we were able to roll rent up, but the biggest driver as Gordon said, were contract bumps.

Dan Donlan

Okay.  Yeah, that’s a cash NOI number not a cash rent number so that’s definitely factoring occupancy.

Gordon DuGan

That’s right.

Dan Donlan

And then lastly, for the second quarter in a row you’re able to have higher tenant reimbursement.  Your tenant reimbursements have exceeded your expenses.  Is that something that’s going to continue?  Or is that just kind of anomaly the last two quarters?  Or how should we think about that?

Jon Clark

Dan, in the last two quarters that expense reimbursement revenue is primarily related to property taxes so it’s likely not going to continue to that extent.

Dan Donlan

Okay.  Thank you.

Gordon DuGan

Thanks, Dan.

Operator

And we have a follow-up from Mitch Germain from JMP Securities.  Please go ahead, sir.

Mitch Germain

Hey, Gordon.  So does the billion of acquisitions include any activity you do in Europe or is that not part of the capital recycling in your mind?

Gordon DuGan

Exclusive of Europe.

Mitch Germain

So that’s going to be added.  So potentially $300 million or give or take $250 million of assets from Chambers Street sells in Europe, with a possibility your European venture buys it.  That wouldn’t be part of that billion.  Correct?

Gordon DuGan

That’s correct.

Mitch Germain

Okay.  And then how should I think about the cap rate spread.  I know that you gave some good guidance at the Investor Day with regards to dispositions and acquisitions.  Is that still somewhat consistent in terms of how we should be thinking about this first tranche of sales?

Gordon DuGan

Yeah, I would say no change in that although I would say that you should take the cap rate guidance we supplied earlier and just note that on a tranche it could be higher or lower, but the overall is still going to be fairly tight to that.  The overall will be within the band and the tranches should be, but there could be a one-off sale that’s outside the range that we gave earlier.  So on the three assets that are in the market they’re both above and below the range, but the tranche is consistent with the range.

Mitch Germain

Excellent.  Thank You.

Gordon DuGan

Alright.  Thanks, Mitch.

Operator

We have a follow-up from Craig Bibb from CJS Securities.

Craig Bibb

It’s just a quick, on the 2.10-2.40 guidance, that’s on the TPT share base?

Gordon DuGan

That’s correct.

Craig Bibb

And so we’re looking 65, 75 plus merger?

Gordon DuGan

I’m sorry, I misspoke.  It’s on a GPT basis, meaning the share—it’s not adjusted for any reverse merger or what have you that will occur, but it’s for the combined company.

Craig Bibb

So on 58 million shares or a lot more than that?

Gordon DuGan

A lot more than that.

Ben Harris

Fifty-eight plus the Gramercy [indiscernible].

Craig Bibb

The post merger shares.

Gordon DuGan

Yes.

Craig Bibb

Okay.  And then you alluded to external growth would be on hold for a little while.  That will resume when the company’s cap rate is less than the market cap rate?

Gordon DuGan

Yes.

Craig Bibb

Okay.

Gordon DuGan

That’s a way to think about it.

Craig Bibb

I get that question all the time.  Alright, thanks a lot.

Gordon DuGan

Thanks, Craig.

Operator

And we have a follow-up question from Dan Donlan from Ladenburg Thalmann.  Please go ahead.

Dan Donlan

Yeah, just wanted to dive in a little bit to the lack of delta between the AFFO and the FFO per share, and maybe this is better to follow up offline, but it seems to me that the FFO would still—I know you guys are excluding capex from your definition of AFFO but it seems to be given, kind of, the amount of straight line rent that you have and below market lease liability that it’d be tough for your AFFO to equal your FFO.  I’m just trying to think about what are some other mitigating factors potentially to that and again, maybe it’s best to follow up offline.

Gordon DuGan

Yeah, I would say, Dan, I’m glad you brought that up because the one caveat I would say to—the other caveat, we have not finalized purchase price accounting for the assets.  And so, FFO has certain assumed above and below market lease amort.  But the quick way to think about it is our working assumption today is that our below market and their above market sort of cancel out a little bit.  And so, that gets us much closer to AFFO and FFO being in line with each other.

Dan Donlan

Okay, okay.  That makes sense.

Gordon DuGan

Ben’s going to—

Ben Harris

I would just say, Dan, that I think the AFFO number is probably the number that has less future movement from accounting issues like that, so.

Dan Donlan

Right.

Ben Harris

The FFO number is based on our preliminary purchase price accounting.  The way the merger works we’re considered the accounting acquirer, so we go and revalue all of Chambers Street’s assets and that will create new above and below market lease assets and liabilities on their side.  So there’s a little bit of guess work there and those purchase price allocations won’t be completed until likely the middle of next year.  So there may be—mid-year we’ll have to adjust based on where the final [indiscernible].

Gordon DuGan

Yeah.  We’re going to try to get them pretty close now, obviously.

Dan Donlan

Okay.  Yeah, I’m glad I’m not on your accounting team.  So, and then as far as the AFFO and FFO, excuse me, from a guidance standpoint, how did you factor in timing?  Did you factor in, kind of, a lag in terms of when you’re going to sell stuff versus when you’re going to buy it?  Or how did you, did you bake in some conservatism there?  Is that part of the delta between maybe the low end and the high end, or how should we think about that as well?

Gordon DuGan

That’s one of the reasons for the wide range.  As the timing aspect does create a fairly big delta depending on what that assumption is, even though it doesn’t long term but it could create, like, a quarter where you’re way off, or way off, you’re at the lower end or at the very low end.  So we ran it with various timing assumptions and the closer you match, obviously the better the numbers.  So the way we handled that, Dan, was a broad range of guidance.

Dan Donlan

Okay.

Gordon DuGan

The other thing we thought about is a tighter range with an assumed reinvestment period.  And rather than do that we felt let’s give a broader ranger and just narrow as we get closer and if we want to switch over to assumed reinvestment dates we could.  But we thought this would be better just to, kind of, establish some goal posts.

Dan Donlan

Okay.  Would you be okay with maybe acquiring more assets earlier on in the year because you feel very, very comfortable about some sales?  Or do you really want to—

Gordon DuGan

Yeah.

Dan Donlan

Okay, okay.  Okay.

Gordon DuGan

And at the same time if we don’t feel great about what we’re buying we’re also happy to run the business with low leverage and at this point a low multiple and low leverage and take our time.  It will be market dependent.  Right now what we’re seeing, we’re happy with what we’re buying and so we want to be acquiring today.

Dan Donlan

Okay.  Alright, thank you very much, appreciate it.

Gordon DuGan

Great.  Thanks, Dan.

Operator

And this will conclude our question and answer session.  I would like to turn the conference back over to Gordon DuGan for any closing remarks.

Gordon DuGan

Wait we might have one more.  Wilkes Graham’s back in the queue.  If we could take—

Operator

My apologies, sir.  We do have Wilkes Graham from Compass Point.  Please go ahead, sir.

Wilkes Graham

Thanks, Gordon.  I barely got in there.  Do you have any—well I don’t know if you can answer this yet but—do you have any of the larger—you talked about how almost half of the disposition plan is in about five assets when we had the presentation at the Investor Day.

Gordon DuGan

Yeah.

Wilkes Graham

Do you have any of those assets that you want to start trying to sell early on next year once the merger closes that maybe are not being marketed currently, but you want to tackle earlier than later?

Gordon DuGan

Yeah, three of the assets are all in that list of five.  But the three that are being marketed and one other would be the next one.

Wilkes Graham

Okay.  So four of the five in theory.

Gordon DuGan

Four of the five, yeah.

Wilkes Graham

Okay.

Gordon DuGan

With four of the five we would be at the, sort of, the 50% at that point.

Wilkes Graham

Okay.  And then last question just on this wide guidance range.  Clearly timing is a part of that, did you also look at different scenarios of what the cap rate spread might be between your dispositions and your acquisitions?

Gordon DuGan

Yeah, we did but that’s less of a variable than timing.  I think the disposition numbers are not that variable.  That could change, we could wake up to a different world tomorrow, but as of today the disposition numbers aren’t that variable and the acquisition numbers, we’re in the market everyday but those aren’t that variable.  But we did play with that but the real variance is in timing.

Wilkes Graham

Okay.  Thank you.

CONCLUSION

Operator

And at this time we have no further questions, sir.

Gordon DuGan

Thank you all for joining us.  As always you know where to find us, and thanks for your time this afternoon.

Operator

The conference is now concluded.  Thank you for attending today’s presentation.  You may now disconnect your lines.

* * *

About Gramercy Property Trust

Gramercy is a fully-integrated, self-managed commercial real estate investment company focused on acquiring and managing income-producing industrial and office properties net leased to high quality tenants in major markets throughout the United States. Gramercy also operates a commercial real estate asset and property management business for third parties. To review the Gramercy’s latest news releases and other corporate documents, please visit Gramercy’s website at www.gptreit.com or contact Investor Relations at 212-297-1000.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Chambers Street Properties (“Chambers Street”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a definitive joint proxy statement of Chambers Street and Gramercy that also constitutes a definitive prospectus of Chambers Street.  Gramercy and Chambers Street have mailed the definitive proxy statement/prospectus to stockholders of Gramercy and shareholders of Chambers Street.  This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Gramercy or Chambers Street may file with the SEC and send to Gramercy’s stockholders and/or Chambers Street’s shareholders in connection with the proposed transactions.  INVESTORS AND SECURITY HOLDERS OF GRAMERCY AND CHAMBERS STREET ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders are able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by Gramercy or Chambers Street through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Gramercy are also available free of charge on Gramercy’s website at www.gptreit.com, or by contacting Gramercy’s Investor Relations Department at (212) 297-1000. Copies of the documents filed with the SEC by Chambers Street are also available free of charge on Chambers Street’s website at www.chambersstreet.com or by contacting Chambers Street’s Investor Relations Department at (609) 806-2682.

Gramercy, Chambers Street, their respective directors/trustees and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC.  Information about the directors and executive officers of Gramercy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 9, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 11, 2015, and other filings filed with the SEC. Information about the trustees and executive officers of Chambers Street is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, the amendments thereto on Form 10-K/A, which were filed with the SEC on March 30, 2015 and April 30, 2015, and other filings filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is also included in the preliminary proxy statement and other relevant materials filed with the SEC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this communication regarding the proposed transaction between Chambers Street and Gramercy, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the respective companies and products, any future dividends or financial results, and any other statements regarding Chambers Street and Gramercy’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could”, “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential,” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward- looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) risks associated with the parties’ ability to obtain the required shareholder approval required to consummate the merger and the timing of the closing of the merger, including the risks that a condition to closing would not be satisfied or that the closing of the merger will not occur, (ii) the outcome of any legal proceedings that may be instituted against the parties’ and others related to the merger agreement, (iii) changes in financial markets, interest rates and foreign currency exchange rates, (iv) increased or unanticipated competition for our properties, (v) risks associated with acquisitions, (vi) maintenance of real estate investment trust (“REIT”) status, (vii) availability of financing and capital, (viii) changes in demand for developed properties, (ix) risks associated with achieving expected revenue synergies or cost savings, (x) national, international, regional and local economic climates, and (xi) those additional risks and factors discussed in reports filed with the SEC by Chambers Street and Gramercy from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q.

Non-GAAP Financial Measures

GPT has used non-GAAP financial measures as defined by SEC Regulation G in this presentation.

Core FFO and adjusted funds from operations (“AFFO”): Core FFO and AFFO are non-GAAP financial measures that are presented excluding property acquisition costs, discontinued operations, other-than-temporary impairments on retained bonds, and other one-time charges.  AFFO of CSG and GPT also excludes non-cash stock-based compensation expense, amortization of above and below market leases, amortization of deferred financing costs, amortization of lease inducement costs, non-real estate depreciation and amortization, amortization of free rent received at property acquisition, and straight-line rent.  GPT believes that Core FFO and AFFO are useful supplemental measures regarding CSG and GPT’s operating performances as they provide a more meaningful and consistent comparison of CSG and GPT’s operating performance and allows investors to more easily compare CSG and GPT’s operating results.

The Core FFO, AFFO, Run-Rate FFO, NOI and Cap Rate assumptions included in this presentation reflects CSG and GPT’s assumptions and expectations and are not guarantees of its future performance.  CSG and GPT’s actual results may vary materially from the assumptions presented in this presentation.  The results that an investor in CSG and GPT will actually receive will depend, to a significant degree, on the actual performance of CSG and GPT’s assets, which may be impacted by material economic and market risk factors.